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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing one ordinary share, nominal value €1 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.
Press Release of Portugal Telecom, SGPS, S.A. (the "Company"), dated May 17, 2006, entitled "Portugal Telecom announces the decision of the Competition Authority to initiate an in-depth investigation"

IMPORTANT NOTICE

        Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

        These materials contain forward-looking statements based on management's current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

2

RELEASE

Portugal Telecom announces the project of decision of the
Competition Authority to initiate an in-depth investigation

Lisbon, Portugal, 17 May 2006—Portugal Telecom, SGPS, S.A. announces that the Competition Authority has notified PT and PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. of its project of decision to initiate an in-depth investigation under the concentration notification procedure initiated by Sonaecom, SGPS, S.A. further to the public tender offers in progress, as it considers that such transaction, based on the information analysed, may lead to the creation or reinforcement of a dominant position from which significant obstacles may result to an effective competition within the national market.

This information is also available on PT's IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director nuno.prego@telecom.pt
Portugal Telecom Tel: +351 21 500 1701 Fax: +351 21 500 0800

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the "Company"). Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

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TABLE OF CONTENTS
IMPORTANT NOTICE
Portugal Telecom announces the project of decision of the Competition Authority to initiate an in-depth investigation